
Mail Stop 7010

April 15, 2009

Mr. John S. Quinn
Senior VP, CFO and Treasurer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> **RE: Form 10-K for the fiscal year ended April 30, 2008**
> **Forms 10-Q for the periods ended July 31, 2008, October 31, 2008 and**
> **January 31, 2009**
> **Schedule 14A filed August 28, 2008**
> **File No. 0-23211**

Dear Mr. Quinn:

We have reviewed your response letter dated April 3, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

Note 6 – Environmental Liabilities, page 12

1. We have reviewed your response to prior comment 1. We note that the consulting firm was engaged in 2000 in order to draft the Remedial Investigation and Feasibility Study, which was submitted to DEC in January 2009. Based upon the timeline of the progress of the study you provided in your response letter, it is unclear why you were unable to give an estimate of the possible loss or range of loss prior to the completion of the draft report in January 2009. Refer to paragraph 10 of SFAS 5. Please explain.

2. Help us better understand your disclosures in your July 31, 2008 Form 10-Q filed on September 4, 2008 wherein you concluded that, "The Company is not presently aware of any situations that it expects would have a material adverse impact on its business, financial condition, results of operations, or cash flows". Help us understand why you did not believe it was reasonably possible that this issue would be material.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistance Chief Accountant